Filed by Celgene Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange of 1934

Subject Company: Abraxis BioScience, Inc.
Commission File No.: 001-33657

The following presentation relates to an analyst conference call held on June 30, 2010 in connection with the announcement by Celgene Corporation (“Celgene”) of its proposed acquisition of Abraxis BioScience, Inc. (“Abraxis BioScience”).

Participants in Solicitations

Celgene, Abraxis Bioscience and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from stockholders of Abraxis Bioscience in connection with the merger. Information regarding Celgene’s directors and officers is available in Celgene’s proxy statement on Schedule 14A for its 2010 annual meeting of stockholders and Celgene’s 2009 Annual Report on Form 10-K, which were filed with the SEC on April 30, 2010 and February 18, 2010, respectively. Information regarding Abraxis Bioscience’s directors and executive officers is available in Abraxis Bioscience’s proxy statement on Schedule 14A for its 2009 annual meeting of stockholders and Abraxis’ 2009 Annual Report on Form 10-K, which were filed with the SEC on October 30, 2009 and March 12, 2010, respectively. Additional information regarding the interests of such potential participants will be included in the proxy statement and the other relevant documents filed with the SEC when they become available.

Additional Information about the Transaction and Where to Find It

This material shall not constitute an offer of any securities for sale. The acquisition will be submitted to Abraxis Bioscience’s stockholders for their consideration. In connection with the acquisition, Celgene and Abraxis Bioscience intend to file relevant materials with the SEC, including a registration statement, a proxy statement/prospectus and other relevant documents concerning the merger. Investors and stockholders of Celgene and Abraxis Bioscience are urged to read the registration statement, the proxy statement/prospectus and other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to the documents because they will contain important information about Celgene, Abraxis Bioscience and the merger.

Stockholders of Celgene and Abraxis Bioscience can obtain more information about the proposed transaction by reviewing the Form 8-K to be filed by Celgene and Abraxis Bioscience in connection with the announcement of the entry into the merger agreement, and any other relevant documents filed with the SEC when they become available. The registration statement, the proxy statement/prospectus and any other relevant materials (when they become available), and any other documents filed by Celgene and Abraxis Bioscience with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and stockholders may obtain free copies of the documents filed with the SEC by directing a written request to: Celgene Corporation, 86 Morris Avenue, Summit, New Jersey, 07901, Attention: Investor Relations, or Abraxis Bioscience Inc., 11755 Wilshire Blvd., Los Angeles, CA, 90025, Attention: Investor Relations. Investors and stockholders are urged to read the registration statement, the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

Celgene & Abraxis BioScience Conference Call June 30, 2010

STRATEGIC OVERVIEW Sol Barer, PhD, Executive Chairman TRANSACTION OVERVIEW Bob Hugin, CEO ABRAXIS BIOSCIENCE PERSPECTIVE Patrick Soon-Shiong, M.D., Executive Chairman Abraxis BioScience, Inc. CONCLUSION AND Q&A Bob Hugin Agenda

Forward-Looking Statement This release contains certain forward-looking statements which involve known and unknown risks, delays, uncertainties and other factors not under Celgene's control. The Company's actual results, performance, or achievements could be materially different from those projected by these forward-looking statements. The factors that could cause actual results, performance, or achievements to differ from the forward-looking statements include the risk that the acquisition of Abraxis BioScience may not be consummated for reasons including that the conditions precedent to the completion of the acquisition may not be satisfied; the possibility that the expected benefits from the proposed merger will not be realized, or will not be realized within the anticipated time period; the risk that Celgene's and Abraxis BioScience's businesses will not be integrated successfully; the possibility of disruption from the merger making it more difficult to maintain business and operational relationships; any actions taken by either of the companies, including but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions); and other risks that are discussed in Celgene's filings with the SEC, such as Celgene's Form 10-K, 10-Q and 8-K reports and in Abraxis BioScience's filings with the SEC, such as its Form 10-K, 10-Q and 8-K reports. Given these risks and uncertainties, you are cautioned not to place undue reliance on the forward-looking statements.

Celgene & Abraxis BioScience Rationale Accelerates Celgene's strategy to become a global leader in hematology and oncology Revenue growth potential in metastatic breast cancer Significant near-term opportunities in NSCLC and pancreatic cancer Leverages innovative nanotechnology platform for life-cycle development in solid tumors Broaden and strengthens our business Expands portfolio of life extending and improving cancer therapeutics

STRATEGIC OVERVIEW Sol Barer, PhD, Executive Chairman TRANSACTION OVERVIEW Bob Hugin, CEO ABRAXIS BIOSCIENCE PERSPECTIVE Patrick Soon-Shiong, M.D., Executive Chairman Abraxis BioScience, Inc. CONCLUSION AND Q&A Bob Hugin Agenda

Terms of the Agreement Celgene to acquire all outstanding shares at a value of $72 per share in a combination of cash and common stock ~$2.44B cash ~$565M Celgene stock Abraxis BioScience shareholders will receive Contingent Value Rights for future regulatory milestones and commercial royalties including $250M for ABRAXANE(r) U.S. approval in NSCLC with PFS in label $300M for ABRAXANE U.S. approval in pancreatic cancer with OS in label; incremental $100M if achieved by April 1, 2013 Royalty payments for net revenue above $1B per year Anticipated closing in Q4 2010

Overview of Abraxis BioScience Inc. Headquarters in Los Angeles, CA Marketing in Bridgewater, NJ Clinical Operations, Regulatory, Medical Affairs in Durham, NC Manufacturing sites in Chicago, Upstate NY; future site Phoenix Lead product ABRAXANE(r) (nab-paclitaxel) Approved in 2005 for metastatic breast cancer in U.S. Additional approvals in Europe, Australia, China, Canada 2009 sales of $315M Expected first line NSCLC submission H1 2011 Complete Phase III pancreatic cancer trial in 2012 Proprietary nab(r) technology platform in development Five compounds in development

Abraxis BioScience Pipeline


Preclinical
PHASE I
PHASE II
PHASE III
Regulatory Filing & Approval
ABRAXANE®
Breast (Metastatic)
Lung (Advanced)
Metastatic Melanoma
Pancreatic (Advanced)
ABI-008 (nab®-docetaxel)
Prostate (Hormone Refractory)
ABI-009 (nab®-rapamycin)
mTOR Inhibitor–Solid Tumors
ABI-011 (nab®-5404)
Vascular Disrupting Agent –Solid Tumors
ABI-013 (nab®-CY196)
ABI-010 (nab®-17AAG)
Hsp90 Inhibitor–Solid Tumors

Mean size ~130 nm Leads to increased transport and accumulation of albumin-bound paclitaxel in tumors ABRAXANE(r): Lead Compound Utilizing nab(r) Technology ABRAXANE Value Proposition Improved clinical outcomes in metastatic breast cancer and lung cancer vs. paclitaxel Emerging, unprecedented data in pancreatic cancer Comprehensive, ongoing clinical program with recognized KOLs ensuring a steady flow of data in additional solid tumor cancers Leveraging our combined expertise to improve patient care ABRAXANE extended market exclusivity from proprietary nab technology

Source: Gradishar, J Clin Oncol 23:7794-7803 Approved for Metastatic Breast Cancer Overall Survival in >2nd Line Patients Approved by U.S. FDA in January 2005 for metastatic breast cancer Approval based on response rate in randomized Phase III: 33% vs 19%, p=0.001 Increased time to tumor progression: 23.0 wk vs 16.9 wk, p=0.006 Prolonged survival in >2nd line patients: 56.4 weeks vs 46.7 weeks, p = 0.024

ABRAXANE(r) in Metastatic Breast Cancer Source: Tandem Apr 2010, Rolling 12 Mos, Regimens Key Growth Drivers Taxane market leader Re-launch current superior product profile versus solvent- based taxanes Emerging Phase II combination data with targeted, biologic, and chemotherapy agents Ongoing Phase III cooperative group trials in early and advanced stage disease U.S. Taxane Patient Shares in MBC All Lines of Therapy Tandem Patient Share

Advanced NSCLC Market Overview Treatment driven by histology Platinum / Taxane doublets are the leading regimens Advancements in the treatment of patients with non-squamous histology include Avastin and Alimta Squamous histology remains significantly underserved ~70% Non-Squamous ~30% Squamous NSCLC (IIIB-IV) U.S. 90k 1st Line Treatable Patients Platinum/Taxane +/-Avastin Platinum/Alimta Platinum/Paclitaxel Platinum/Docetaxel Platinum/Gemzar

Chemo-naive PS 0-1 Stage IIIb/IV NSCLC N = 1,050 ABRAXANE(r) 100 mg/m2 d1, 8 15 Carboplatin AUC 6 d1 21 Day Cycles No Premedication n = 525 1:1 Paclitaxel 200 mg/m2 d1 Carboplatin AUC 6 d1 21 Day Cycles With Premedication of Dexamethasone + Antihistamines n = 525 NSCLC Phase III Registration Trial Completed Results of Response Rate (Primary Endpoint) Presented at ASCO 2010 (Socinski)

ABRAXANE(r) Key Growth Drivers in NSCLC Potential regulatory submission H1 2011 SPA primary endpoint of ORR met Results in NSCLC confirm superiority versus paclitaxel* ORR 33% vs. 25% (31% improvement), p=.005 PFS and OS data expected late 2010 Clinically meaningful increase in ORR for squamous histology* ORR 41% vs. 24% (67% improvement), p<.001 Fewer dose-limiting toxicities and a generally manageable side-effect profile Less peripheral neuropathy & neutropenia Patient friendly administration Shorter infusion time (30 minutes weekly) No premedication * J Clin Oncol 28:18s, 2010 (suppl; abstr LBA7511)

Pancreatic Cancer Overview


Pancreatic Cancer
U.S. 40k Patients
Resectable / Curative Intent
Unresectable
1st line
U.S. 32k Patients
Palliative Care
Gemcitabine +/- Erlotinib

- Significant unmet need
- Currently available therapies offer ~10% response rate and ~6 months survival
- Current standard of care is gemcitabine +/- erlotinib

ABRAXANE(r) Key Growth Drivers in Pancreatic Cancer Strong biologic rationale Significant over-expression of SPARC Emerging Phase I/II data in combination with gemcitabine compares favorably vs. historical controls N=67 Overall Response Rate of 46% is ~4x historical controls PET CR Rate of 13% Double OS vs. historical controls (12.2 mos vs. 6 mos) Median decrease in CA19-9 of 91%, predictive of improved survival Generally manageable side-effect profile

PET Scan From Pancreatic Cancer Patient in Phase I/II Study Baseline: 02.08.2008 Post Rx 2: 05.01.2008

Pancreatic Cancer Phase III Registration Trial Ongoing First-line metastatic pancreatic adenocarcinoma randomization n=630 ABRAXANE(r) 125 mg/m2 iv over 30 min + Gemcitabine 1000 mg/m2 qw 3 of 4 wks No standard premedication 1:1 Gemcitabine 1000 mg/m2 qw 7 of 8 wks qw 3 of 4 wks Rapidly Accruing

Value Proposition Leverage combined commercial experience to advance market leadership of ABRAXANE(r) in metastatic breast cancer Advance preparations for FDA approval and commercial launch of ABRAXANE in lung cancer Accelerate accrual of Phase III pancreatic cancer registration trial and capitalize on global opportunity Issued and pending IP provides extended exclusivity Leading to a $1B revenue and substantially accretive to earnings in 2015

STRATEGIC OVERVIEW Sol Barer, PhD, Executive Chairman TRANSACTION OVERVIEW Bob Hugin, CEO ABRAXIS BIOSCIENCE PERSPECTIVE Patrick Soon-Shiong, M.D., Executive Chairman Abraxis BioScience, Inc. CONCLUSION AND Q&A Bob Hugin Agenda

Abraxis BioScience Pipeline


Preclinical
PHASE I
PHASE II
PHASE III
Regulatory Filing & Approval
ABRAXANE®
Breast (Metastatic)
Lung (Advanced)
Metastatic Melanoma
Pancreatic (Advanced)
ABI-008 (nab®-docetaxel)
Prostate (Hormone Refractory)
ABI-009 (nab®-rapamycin)
mTOR Inhibitor–Solid Tumors
ABI-011 (nab®-5404)
Vascular Disrupting Agent –Solid Tumors
ABI-013 (nab®-CY196)
ABI-010 (nab®-17AAG)
Hsp90 Inhibitor–Solid Tumors

STRATEGIC OVERVIEW Sol Barer, PhD, Executive Chairman TRANSACTION OVERVIEW Bob Hugin, CEO ABRAXIS BIOSCIENCE PERSPECTIVE Patrick Soon-Shiong, M.D., Executive Chairman Abraxis BioScience, Inc. CONCLUSION AND Q&A Bob Hugin Agenda

Celgene & Abraxis BioScience Combines talented and dedicated teams advancing Celgene's vision of becoming the global leader in hematology and oncology Compelling ABRAXANE(r) clinical data reported at major medical meetings in NSCLC and pancreatic cancer highlights significant growth opportunity Extensive late stage clinical programs in leukemia, lung, pancreatic, prostate, other cancers and immune- inflammatory diseases Significant growth opportunities with the potential to add $1B to top line in 2015 Broadens and strengthens revenue streams Offers near-term accretion on a non-GAAP EPS basis

Questions & Answers

Celgene & Abraxis BioScience Conference Call June 30, 2010